UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Overseas Shipholding Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    690368105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Frontline Ltd.
                          Par-La-Ville Place, 4th Floor
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690368105            SCHEDULE 13D


--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Frontline Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Bermuda

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                             Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Bandama Investment Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  Republic of Liberia

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                              183,400
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       183,400

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      183,400

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         Geveran Holdings S.A.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  Republic of Liberia

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,444,900
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,444,900

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,444,900

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON                         Monteray Enterprises Ltd

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,444,900
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,444,900

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,444,900

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  John Fredriksen

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                         OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,628,300
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,628,300

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,628,300

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

--------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock (the "Common Stock") of Overseas Shipholding Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 666 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of:

(i) Frontline, Ltd., a Bermuda corporation ("Frontline");
(ii) Bandama Investment Ltd., a Liberian corporation ("Bandama");
(iii) Hemen Holding Limited, a Cyprus holding company ("Hemen");
(iv) Monteray Enterprises Ltd., a Cyprus company ("Monteray");
(v) Geveran Holdings S.A., a Liberian holding corporation ("Geveran"); and
(vi) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen")

Frontline, Bandama, Hemen, Monteray, Geveran and Mr. Fredriksen are collectively referred to as the "Reporting Person".

Bandama is a wholly-owned subsidiary of Frontline. Hemen is the principal shareholder of Frontline. Mr. Fredriksen indirectly controls Hemen and is the Chairman, Chief Executive Officer, President and a Director of Frontline. Geveran is wholly-owned by Mr. Fredriksen. Monteray is a wholly-owned subsidiary of Geveran.

(a, b, c) (i) The address of Frontline's principal place of business is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world's largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Frontline is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Frontline. If no business address is given, the director's or executive officer's address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen           Chairman, Chief                 Mr. Fredriksen is a citizen of Cyprus.  Mr. Fredriksen's
                          Cxecutive Officer,              principal business address is c/o Frontline Ltd., 4th
                          Eresident, Director             Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton
                                                          HM 08, Bermuda.

Kathrine Fredriksen       Director                        Ms. Fredriksen is a citizen of Norway.  Ms. Fredriksen's
                                                          principal business address is c/o Frontline Ltd., 4th
                                                          Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton
                                                          HM 08, Bermuda.

Kate Blankenship          Director                        Ms. Blankenship is a citizen of the United Kingdom.  Ms.
                                                          Blankenship's principal business address is c/o Frontline
                                                          Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road,
                                                          Hamilton HM 08, Bermuda.  Ms. Blankenship also serves as a
                                                          Director of Bandama.

Frixos Savvides           Director                        Mr. Savvides is a citizen of Cyprus.  The principal
                                                          business address for Mr. Savvides is c/o Frontline Ltd.,
                                                          4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road,
                                                          Hamilton HM 08, Bermuda

Bjorn Sjaastad            Chief Executive Officer of      Mr. Sjaastad is a citizen of Norway. Frontline Management
                          Frontline Management AS         AS is a wholly-owned subsidiary of Frontline, and its
                                                          principal business is the commercial management of
                                                          Frontline's shipowning subsidiaries, including chartering
                                                          and insurance. Frontline Management AS's principal
                                                          addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O.
                                                          Box 1327 Vika, N-0112 Oslo, Norway.

Inger M. Klemp            Chief Financial Officer of      Mrs. Klemp is a citizen of Norway. Frontline Management AS
                          Frontline Management AS         is a wholly-owned subsidiary of Frontline, and its
                                                          principal business is the commercial management of
                                                          Frontline's shipowning subsidiaries, including chartering
                                                          and insurance. Frontline Management AS's principal
                                                          addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O.
                                                          Box 1327 Vika, N-0112 Oslo, Norway.  Mrs. Klemp is also the president and a director of Bandama.

(ii) The address of Bandama's administrative offices are located at Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The address of Bandama's registered office is 80 Broad Street, Monrovia, Republic of Liberia. The principal business of Bandama is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Bandama is set forth below.

Inger M. Klemp            President and Director          Mrs. Klemp is a citizen of Norway. Mrs. Klemp is also the
                                                          chief financial officer of Frontline Management AS.
                                                          Frontline Management AS is a wholly-owned subsidiary of
                                                          Frontline, and its principal business is the commercial
                                                          management of Frontline's shipowning subsidiaries,
                                                          including chartering and insurance. Frontline Management
                                                          AS's principal addresses are Bryggegata 3, N-0250 Oslo,
                                                          Norway and P.O. Box 1327 Vika, N-0112 Oslo, Norway.

Graham Baker              Vice President, Treasurer       Mr. Baker is a citizen of the United Kingdom.  Mr. Baker's
                          and Director                    principal business address is c/o Frontline Corporate
                                                          Services Limited, 30 Marsh Wall, London E14 9TP, England.

Kate Blankenship          Director                        Ms. Blankenship is a citizen of the United Kingdom.  Ms.
                                                          Blankenship's principal business address is c/o Frontline
                                                          Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road,
                                                          Hamilton HM 08, Bermuda.  Ms. Blankenship also serves as a director of Frontline.

Georgina E. Sousa         Secretary                       Ms. Sousa is a citizen of the United Kingdom.  Ms. Sousa's principal business address is c/o Frontline Ltd., 4th
                                                          Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton
                                                          HM 08, Bermuda.


(iii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers

Eva Agathangelou          Director                        Ms. Agathangelou is a citizen of Cyprus. Ms. Agathangelou also serves as Manager of Hive Management Services Ltd. ("Hive"). Hive is a
                                                          management services provider, and its address is 229 Makarios Avenue,
                                                          Meliza Court, 7th Floor, Limassol, Cyprus.

Stelios Savvidis          Director                        Mr. Savvidis is a citizen of Cyprus. Mr. Savvidis's present principal occupation is as a self-employed tax manager and consultant. Mr.
                                                          Savvidis's present business address is 229 Makarios Avenue, Meliza
                                                          Court, 4th Floor, Limassol, Cyprus.

(iv) The address of Monteray's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The address of Monteray's registered office is c/o K. C. Saveriades, Iris House, 7th Floor, Flat 740B, John Kennedy Street, CY-3106 Limassol, Cyprus. The principal business of Monteray is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Monteray is set forth below.

Marios Saveriades         Director                        Mr. Saveriades is a citizen of Cyprus.  Mr. Saveriades's
                                                          present principal occupation is as an attorney. The
                                                          principal business address of Mr. Saveriades is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Mr. Saveriades is also the President and a director of Geveran.

Lena Nicolaou             Director                        Ms. Nicolaou is a citizen of Cyprus. T Ms. Nicolaou's
                                                          present principal occupation is as an attorney. The
                                                          principal business address of Ms. Nicolaou is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Ms. Nicolaou is also the secretary,
                                                          treasurer and a director of Geveran.

Constantinos K.           Secretary                       Mr. Saveriades is a citizen of Cyprus.  Mr. Saveriades's
Saveriades                                                present principal occupation is as an attorney. The
                                                          principal business address of Mr. Saveriades is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Mr. Saveriades is also the vice
                                                          president and a director of Geveran.


(v) The address of Geveran's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The address of Geveran's registered office is 80 Broad Street, Monrovia, Republic of Liberia. The principal business of Geveran is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Geveran is set forth below.

Marios Saveriades         President and Director          Mr. Saveriades is a citizen of Cyprus.  Mr. Saveriades's
                                                          present principal occupation is as an attorney. The
                                                          principal business address of Mr. Saveriades is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Mr. Saveriades is also a director of
                                                          Monteray.

Constantinos K.           Vice President and Director     Mr. Saveriades is a citizen of Cyprus.  Mr. Saveriades's
Saveriades                                                present principal occupation is as an attorney. The
                                                          principal business address of Mr. Saveriades is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Mr. Saveriades is also the secretary of
                                                          Monteray.

Lena Nicolaou             Secretary, Treasurer and        Ms. Nicolaou is a citizen of Cyprus. T Ms. Nicolaou's
                          Director                        present principal occupation is as an attorney. The
                                                          principal business address of Ms. Nicolaou is c/o
                                                          Seatankers Management Co. Ltd., P.O. Box 53562, CY3399
                                                          Limassol, Cyprus.  Ms. Nicolaou is also a director of
                                                          Monteray.

(vi) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. (d, e) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, except Mr. Sjaastad as reported below, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In his capacity as President and Chief Executive Officer of Odfjell ASA, an operator of chemical tankers, Mr. Sjaastad entered into an agreement with the US Department of Justice in September 2003 pursuant to which he pled guilty to one count of violating the Sherman Act. This plea was part of a global agreement with the US Department of Justice involving Odfjell ASA and Odfjell Seachem AS. The matter did not involve the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 183,400 shares of Common Stock held in the account of Bandama was $14,637,154, representing the working capital of Bandama.

The source of funds for the purchases of 1,444,900 shares of Common Stock held in the account of Monteray was $93,147,150.76, representing the working capital of Monteray.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Report on Form 10-K, there were 31,189,735 shares of Common Stock issued and outstanding as of February 22, 2008. Based on such information, after taking into account the transactions described in Exhibit B attached hereto, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Frontline may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Frontline has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

Bandama may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Bandama has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Bandama has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

Hemen may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

Monteray may be deemed to beneficially own 1,444,900 shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock of the Issuer. Monterey has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,444,900 shares of Common Stock. Monteray has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,444,900 shares of Common Stock.

Geveran may be deemed to beneficially own 1,444,900 shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock of the Issuer. Geveran has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,444,900 shares of Common Stock. Geveran has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,444,900 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 1,628,300 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,628,300 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,628,300 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c) Exhibit B annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected through authorized brokers by Geveran, Monteray and Bandama. None of the other Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------

On March 3, 2008, Frontline entered in an agreement with a financial institution (the "Seller") whereby Frontline agreed to purchase 1,366,600 shares from the Seller on May 29, 2008 for a purchase price of $92,177,170. In the event a dividend is paid by the Issuer prior to May 29, 2008, such dividend shall accrue to Frontline.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A -- Joint Filing Undertaking.
Exhibit B -- List of transactions in the Common Stock

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 2008

FRONTLINE LTD.

By: /s/ Tor Olav Troim
    ------------------------
Name:  Tor Olav Troim
Title: Vice President and Director

BANDAMA INVESTMENT LTD.

By:  /s/ Inger M. Klemp
    ------------------------
Name: Inger M. Klemp
Title:President and Director

HEMEN HOLDING LIMITED

By: /s/ Eva Agathangelou
    ------------------------
Name: Eva Agathangelou
Title:Director

MONTEREY ENTERPRISES LTD.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:Director

GEVERAN HOLDINGS S.A.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:President and Director

JOHN FREDRIKSEN

/s/ John Fredriksen
-------------------
John Fredriksen

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Overseas Shipholding Group, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  March 19, 2008


FRONTLINE LTD.

By: /s/ Tor Olav Troim
    ------------------------
Name:  Tor Olav Troim
Title: Vice President and Director

BANDAMA INVESTMENT LTD.

By:  /s/ Inger M. Klemp
    ------------------------
Name: Inger M. Klemp
Title:President and Director

HEMEN HOLDING LIMITED

By: /s/ Eva Agathangelou
    ------------------------
Name: Eva Agathangelou
Title:Director

MONTEREY ENTERPRISES LTD.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:Director

GEVERAN HOLDINGS S.A.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:President and Director

JOHN FREDRIKSEN

/s/ John Fredriksen
-------------------
John Fredriksen

                                    EXHIBIT B

   TRANSACTIONS IN THE COMMON STOCK BY ENTITIES CONTROLLED BY JOHN FREDRIKSEN

      Date of                      Number of Shares
    Transaction                    Purchase/(Sold)          Price per Share
    -----------                    ---------------          ---------------

      2/7/2008                         125,000                   64.78
     2/12/2008                         125,000                   65.26
     2/13/2008                         100,000                   66.19
     2/19/2008                         200,000                   67.71
     2/27/2008                         (55,100)                  71.34
      3/6/2008                         200,000                   58.91
     3/10/2008                         200,000                   58.63
     3/10/2008                         100,000                   57.29
     3/13/2008                      (1,444,900)                  64.53



         TRANSACTIONS IN THE COMMON STOCK BY MONTERAY ENTERPRISES LTD.

      Date of                      Number of Shares
    Transaction                    Purchase/(Sold)         Price per Share
    -----------                    ---------------         ---------------

     3/13/2008                       1,444,900                  64.53



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